

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Mr. Frederic Villoutreix
Chief Executive Officer
Schweitzer-Mauduit International, Inc.
100 North Point Center East
Alpharetta, GA 30022-8246

      Re: **Schweitzer-Mauduit International, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2009
            Filed March 8, 2010
            File No. 001-13948
            Schedule 14A
            Filed March 8, 2010

Dear Mr. Villoutreix:

      We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,

                     John Reynolds
                     Assistant Director